UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
4900 E. Dublin-Granville Road
Columbus, Ohio 43081
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2018 and 2017,
Supplemental Schedule as of the year ended December 31, 2018, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018	10

SIGNATURE	11

EXHIBIT:
23.1 - Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Associate Benefits Committee of Big Lots Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures, included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since 2007.

Columbus, Ohio

June 25, 2019

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	2018	2017
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$10,759,266	$23,051,059
Mutual funds	187,558,886	189,216,739
Common collective trust	39,951,352	39,947,269
Total investments	238,269,504	252,215,067

Receivables:
Company contributions	2,104,196	1,680,232
Notes from participants, net of allowance for defaulted loans (See Note B)	9,028,802	8,352,338
Total receivables	11,132,998	10,032,570

Other assets:
Cash	—	413
Total assets	249,402,502	262,248,050

Liabilities
Administrative expenses payable	128,599	117,235
Total liabilities	128,599	117,235

Net assets available for benefits	$249,273,903	$262,130,815

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(28,011,121)	$25,401,240
Interest & dividends	10,250,463	8,002,113
Fee income	43,275	24,963
Total investment (loss) income	(17,717,383)	33,428,316

Interest income on notes from participants	416,461	352,337

Contributions:
Company matching	8,339,085	7,395,129
Participant	15,730,250	13,877,936
Rollover	4,962,782	2,890,206
Total contributions	29,032,117	24,163,271
Total additions	11,731,195	57,943,924

Deductions from net assets attributed to:
Benefits paid to participants	23,971,149	18,752,791
Administrative expenses	616,958	508,091
Total deductions	24,588,107	19,260,882
Net (decrease) increase in net assets available for benefits	(12,856,912)	38,683,042

Net assets available for benefits:
Beginning of year	262,130,815	223,447,773
End of year	$249,273,903	$262,130,815

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed six months of consecutive service. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee - Fidelity Management Trust Company (the “Trustee”) is the Trustee and Third-Party Administrator of the Plan.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions
Company Matching Contributions - Effective January 1, 2017, the Company will provide a safe harbor matching contribution of 100% on the first three percent and 50% on the next two percent of the participant’s voluntary tax-deferred, after-tax Roth, and catch up contributions based on the participant’s annual eligible compensation. A participant must complete twelve months of consecutive service to participate in the safe harbor matching contribution.

Company Profit Sharing Contributions - The Company may contribute a profit sharing contribution at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2018 or 2017.

Participant Voluntary Contributions - Participants may elect to make a voluntary tax-deferred or after-tax Roth contribution up to 75% of their annual eligible compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Voluntary tax-deferred or after-tax Roth contributions are limited by section 402(g) of the Code to an annual maximum of $18,500 in 2018 and $18,000 in 2017. Additional contributions of up to $6,000 in 2018 and 2017 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant’s vested account.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

Fee Income - Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue and have an account when the fees are received. During 2018, fee income of $47,000 was used to pay Plan expenses. As of December 31, 2018 and 2017, there were $4,554 and $41,111 of unallocated fee income, respectively.

Administrative Expenses and Fees - Expenses are charged to participant’s accounts, excluding those paid directly by the Employer and have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan’s assets increases the cost of investments purchased or is deducted from the proceeds of investments sold.

Investments - Participants may direct the investment of their account balance in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company’s common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company’s common stock within the Plan. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate American Funds Target Date Retirement Fund, which is selected based on the participant’s date of birth.

Vesting - Participants are immediately vested in participant voluntary and rollover contributions, Company safe harbor matching contribution, plus actual earnings thereon. Company discretionary matching and profit sharing contributions vest based on years of service, which is a calendar year with 1,000 or more hours of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

The portion of the Company’s discretionary matching contribution and profit sharing contribution that is not fully vested will be forfeited.

Benefit Payments - The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Payments are made in the form of a lump-sum payment. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan. Terminated participants aged 70½ or older are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code.

Participants whose benefit payments include amounts invested in Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.

A participant, upon reaching age 59 ½, may withdraw up to 100% of the participant’s vested account balance. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, participants will become fully vested in their accounts and the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $50,000 and $205,000 in 2018 and 2017, respectively, from forfeited nonvested accounts. There were $61,098 and $35,577 of unused forfeitures at December 31, 2018 and 2017, respectively.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See “Note C. Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related loan fees are paid to the Trustee by the fee being deducted from the proceeds of the original loan amount. An allowance for defaulted loans of $276,034 and $247,180 has been recorded for December 31, 2018 and 2017, respectively, within benefits paid.

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

Recent Accounting Pronouncements - In August 2018, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies disclosure requirements on fair value measurement from Accounting Standards Codification ("ASC") 820, Fair Value Measurement. ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. Management is evaluating the impact that adoption of ASU 2018-13 will have on its financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

C.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded (Level 1).

Common collective trust: Valued at their respective net asset value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. The Plan does not have any contractual obligations to further invest in this trust. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The common collective trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. This investment is not classified within the valuation hierarchy, but presented for reconciliation purposes only.

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

The following table sets forth the Plan's investment assets at fair value as of December 31, 2018 and 2017, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$187,558,886	$—	$—	$187,558,886
Employer common stock	10,759,266	—	—	10,759,266
Subtotal	$198,318,152	$—	$—	198,318,152
Common collective trust fund measured at net asset value				39,951,352
Total				$238,269,504

	Assets at fair value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$189,216,739	$—	$—	$189,216,739
Employer common stock	23,051,059	—	—	23,051,059
Subtotal	$212,267,798	$—	$—	212,267,798
Common collective trust fund measured at net asset value				39,947,269
Total				$252,215,067

D.	TAX STATUS

The Plan obtained its latest determination letter on April 15, 2014, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

E.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

F.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

G.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. The Trustee, its subsidiaries or affiliates maintain and manage certain investments of the Plan and provide recordkeeping services for which the Plan pays, unless the Company elects to pay. CBIZ Financial Solutions, Inc. provides fiduciary services for the Plan for which the Plan paid. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 372,010 shares		$10,759,266

	Common/Collective trust:
	Columbia Trust	Stable Inc I-0 Fund: 3,583,081 units		39,951,352

	Mutual funds:
	Vanguard	Institutional Index: 171,978 Shares		39,133,646
	American	Target Date 2030: 2,199,941 Shares		29,061,224
	The Growth Fund of America	Growth Fund: 465,371 Shares		19,894,592
	American	Target Date 2040: 1,229,049 Shares		16,813,385
	American	Balanced Fund: 555,624 Shares		13,840,590
	American	Target Date 2020: 1,149,665 Shares		13,485,571
	Baron	Growth Fund: 179,927 Shares		11,366,019
	American	Target Date 2050: 721,062 Shares		9,813,660
	American	EuroPacific Growth Fund: 203,560 Shares		9,158,165
	Goldman Sachs	Bond Fund: 811,586 Shares		7,896,730
	American Century Equity Inc	ADV Fund: 544,592 Shares		4,307,723
	Washington Mutual	Investors Fund: 103,858 Shares		4,267,543
	Goldman Sachs	Small Cap Value Fund: 82,028 Shares		3,815,113
	Vanguard	Inflation Pro Sec Fund: 81,789 Shares		2,002,195
	American	Target Date 2010: 91,238 Shares		933,365
	Calamos	Market Neutral Fund: 58,016 Shares		735,063
	PICMO All Asset Fund	Asset Fund: 55,305 Shares		605,588
	American	Target Date 2060: 29,369 Shares		331,580
	Vanguard	VMMR- Fed Mmkt: 97,133 Shares		97,134
				187,558,886

	* Notes receivable from participants	Varying maturity dates with interest rates ranging from 4.25% - 6.25%		9,028,802

	TOTAL			$247,298,306

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 25, 2019	By: /s/ Timothy A. Johnson
Timothy A. Johnson
Executive Vice President, Chief Administrative Officer and Chief Financial Officer